Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Member

Berkeley Point Financial LLC:

We consent to the use in the registration statement on Form S-1 of Newmark Group, Inc. of our report dated August 23, 2017, with respect to the consolidated balance sheets of Berkeley Point Financial LLC as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in member’s capital, and cash flows for each of the years in the two-year period ended December 31, 2016, not included therein, which report appears in the Registration Statement on Form S-1 of Newmark Group, Inc. and to the reference to our firm under the heading “Experts” in the prospectus included therein.

/s/ KPMG LLP

Boston, Massachusetts

December 4, 2017